UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-13105
Arch Coal, Inc.
(Exact name of registrant as specified in its charter)
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141
(314) 994-2700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
5% Perpetual Cumulative Convertible Preferred Stock
(Title of each class of securities covered by this Form)
Common Stock, $.01 par value
Preferred Share Purchase Rights
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or Section 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 35
     Pursuant to the requirements of the Securities Exchange Act of 1934, Arch Coal, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 17, 2006	Arch Coal, Inc.
	By:	/s/ Robert J. Messey
Robert J. Messey
Senior Vice President and Chief Financial Officer